UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 24, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brocade Communications Systems, Inc.

File No. 0-25601 - CF#26143

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Brocade Communications Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on December 17, 2010.

Based on representations by Brocade Communications Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.131	through December 28, 2011
Exhibit 10.133	through March 10, 2012
Exhibit 10.134	through April 01, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel